Towngas
The Hong Kong and China Gas Company Limited

02 SEP 30 AM 10:10

19 September 2002

Our ref: CS/GL/L/02-34

02055092

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
USA

BY REGISTRED MAIL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting you the followings for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. Press Release issued on 5 September 2002;

2. A copy of the newspaper advertisement on 6 September 2002 in respect of "Preliminary Announcement of 2002 Interim Results" and "Notice to Shareholders – 2002 Interim Dividend of HK cents 12 Per Share"; and

3. A copy of our 2002 Interim Report.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Yours faithfully

Gabriel Li
Corporate Services Manager

dlw 9/30

GL/pl

Encl

Corporate Services Department 23rd floor, 363 Java Road, North Point, Hong Kong Tel: 2963 3288 Fax: 2561 3600 E-mail: gabriel_li@towngas.com

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

02 SEP 30 AM 10: 10

Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

Towngas' 2002 Interim Profit Increased To HK$1,704.1 Million

* * *

INTERIM DIVIDEND AMOUNTS TO 12 CENTS PER SHARE

* * *

(HONG KONG, SEPTEMBER 5, 2002) -- The Hong Kong and China Gas Company Limited ("Towngas") today announced its unaudited interim results for the six months ended June 30, 2002. Profit attributable to shareholders was HK$1,704.1 million, representing a slight increase of HK$2.6 million over the corresponding period in last year.

After adjusting for the number of shares repurchased in the past year, earnings per share amounted to HK cents 29.9, up 8.3 per cent.

The Directors of Towngas have declared an interim dividend of HK cents 12 per share payable to shareholders whose names are on the register of shareholders on October 11, 2002.

The register of shareholders will be closed on Thursday, October 10, 2002 and Friday, October 11, 2002, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, October 21, 2002.

Turnover of the Group was HK$3,673.9 million during the period under review. As at June 30, 2002, the number of customers in Hong Kong was 1,436,984.

For the six months ended June 30, 2002, Towngas repurchased 30,219,000 shares at an aggregate consideration of HK$290,570,360 before expenses.

Investment in mainland gas projects has been a long term strategic priority for the Group's core business development. Following China's entry into the World Trade Organisation, the national economy will continue to prosper and the demand for clean fuel will surge. According to the state policy of China, natural gas will be widely used to improve air quality in the cities. In line with this environmental policy of the mainland China, the Group has actively participated in some of the major national environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East gas pipeline project. Investments in these two national energy projects have helped the Group in tapping downstream city gas business in the region. The Group is also negotiating with some major cities in the South, East and Central China on a number of gas investment projects with good progress.

During the first eight months of 2002, the Group concluded Sino-foreign joint venture projects in three mainland cities in preparation for the transmission of natural gas. These new joint ventures are respectively based in Zhuhai, Guangdong Province (as to 75 per cent interest owned by the Group), Taizhou, Jiangsu Province (as to 65 per cent interest owned by the Group), and Zibo, Shandong Province (as to 50 per cent interest owned by the Group). Currently with 11 city piped gas joint venture projects in the mainland China, the Group will continue negotiations with more mainland cities for prime piped gas joint ventures. The Group strives to strengthen the development of the energy business in the mainland China and set up an investment holding company, Hong Kong & China Gas Investment Limited, the incorporation of which was approved by the State Ministry of Foreign Trade and Economic Cooperation at the end of February this year. Incorporated in Shenzhen, this holding company is responsible for managing the Group's investments in the mainland China.

The business of ECO Stations is run by the Group's wholly-owned subsidiary company. As at the end of July 2002, there were nine dedicated liquefied petroleum gas (LPG) filling stations, of which four were ECO Stations, and 26 petrol filling stations retrofitted with LPG filling facilities in Hong Kong to meet the demand for LPG from the existing 16,000 taxis and 200 light buses. ECO Stations' current market share is approximately 32 per cent. The station located at Wan Chai was commissioned recently in late August 2002 and the market share is expected to increase further. The business of ECO Stations generates steady revenue for the Group.

After studying various development plans for the Ma Tau Kok South Plant site, the Group announced on August 2, 2002 that Henderson Land Development Company Limited ("Henderson Land") would participate in the development of the residential portion of the project. Henderson Land will be entitled to 27 per cent of the net sales proceeds of the residential portion at a total consideration of HK$380,529,324. The shopping mall and car park portion will be developed solely by the Group. The site will comprise five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 978,000 square feet and the total floor area of the project will exceed 1.1 million square feet. Development of the site will commence shortly and is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Phase Two will comprise the 88-storey Two International Finance Centre office tower, the development of which is expected to be completed in 2003. The upper 14 floors of the office tower have been sold to the Hong Kong Monetary Authority for self-use at HK$3,699 million. Two hotel blocks will be built. Being the largest six-star hotel facility in Hong Kong, the hotels will be managed by Four Seasons Hotels and Resorts. There will also be a 510,000 square-foot Phase Two shopping mall, which is anticipated to become the largest entertainment hub in Central, Hong Kong.

The Group has a 50 per cent interest in the Sai Wan Ho concourse development project. Construction of the superstructure is now in progress and the project is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet will be developed. Since it is a waterfront site providing the residential units with scenic seaview, a promising demand for the residential apartments provided by this development is expected.

The Board of Directors anticipates that the Group's businesses will maintain steady development in 2002.

- end -

Encl.: Interim results for the first half of 2002 with comparative figures for 2001

September 5, 2002

Issued by A-World Communications Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact:-
Mrs. Grace Lam/Mr. John Ho
The Hong Kong and China Gas Co. Ltd.
Tel: 2963 3488
Fax: 2516 7368

The Hong Kong and China Gas Company Limited

2002 INTERIM RESULTS ANNOUNCEMENT

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(for the six months ended 30th June 2002)

		Unaudited Six months ended 30th June	
		2002	2001
	Note	**HK$ M**	HK$ M
Turnover	1	**3,673.9**	3,713.8
Operating Profit before Returns on Investments	2	**1,924.1**	1,761.4
Investment Income		**49.7**	119.9
Interest Income		**63.0**	185.6
Interest Expense		**(2.3)**	(17.9)
Share of Profits less Losses of Associated Companies		**(2.7)**	(18.2)
Profit before Taxation		**2,031.8**	2,030.8
Taxation	3	**(321.7)**	(327.2)
Profit after Taxation		**1,710.1**	1,703.6
Minority Interests		**(6.0)**	(2.1)
Profit Attributable to Shareholders		**1,704.1**	1,701.5
Dividends – Interim Proposed	4	**682.9**	633.7
Earnings per Share, HK cents	5	**29.9**	27.6*

*Adjusted for bonus issue in 2002.

Notes (unaudited):

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which account for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June	
	2002	2001
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**3,149.2**	3,077.3
Fuel Cost Adjustment	**(116.7)**	22.1
Gas Sales after Fuel Cost Adjustment	**3,032.5**	3,099.4
Equipment Sales	**480.4**	476.1
Maintenance and Services	**114.9**	110.3
Other Sales	**46.1**	28.0
	3,673.9	3,713.8

2. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2002	2001
	HK$ M	HK$ M
Turnover	**3,673.9**	3,713.8
Less Expenses:		
Stores and Materials Used	**918.0**	1,049.2
Salaries and Wages	**336.0**	340.5
Depreciation	**204.7**	224.4
Other Operating Items	**291.1**	338.3
Operating Profit before Returns on Investments	**1,924.1**	1,761.4

3. Taxation

Hong Kong Profits Tax is provided at the tax rate of 16% (2001: 16%) on the estimated assessable profit for the period.

4. Dividends

	Six months ended 30th June	
	2002	2001
	HK$ M	HK$ M
2001 Final Dividend paid, of HK cents 23 per share (2000 Final Dividend paid: HK cents 23 per share)	**1,189.9**	1,181.6
2002 Interim, proposed on 5th September 2002, of HK cents 12 per share (2001 Interim: HK cents 12 per share)	**682.9**	633.7
	1,872.8	1,815.3

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,704.1 million (2001: HK$1,701.5 million) and the weighted average of 5,691,097,821 shares in issue (2001: 6,168,694,214 shares*) after adjusting for the bonus issue and shares repurchased during the period.

* Adjusted for bonus issue in 2002.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

South China Morning Post - 6 September 2002

02 SEP 30 AM 10:10

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2002 INTERIM RESULTS

HALF-YEARLY RESULTS

I am pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2002 amounted to a record of HK$1,704.1 million, a slight increase of HK$2.6 million as compared with the corresponding period in 2001, representing a growth of 0.2 per cent.

Highlights of the unaudited results of the Group for the six months ended 30th June 2002 with comparative unaudited figures for the corresponding period in 2001 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2002	2001
Turnover before Fuel Cost Adjustment, HK million dollars	**3,790.6**	3,691.7
Turnover after Fuel Cost Adjustment, HK million dollars	**3,673.9**	3,713.8
Profit Attributable to Shareholders, HK million dollars	**1,704.1**	1,701.5
Earnings per Share, HK cents	**29.9**	27.6*
Interim Dividends per Share, HK cents	**12.0**	12.0
* *Adjusted for the one for ten bonus issue of shares in 2002*		
Town Gas Sold in Hong Kong, million MJ	**14,565**	14,525
Number of Customers in Hong Kong as at 30th June	**1,436,984**	1,366,231

After adjusting for the number of shares repurchased in the past year, earnings per share amounted to HK cents 29.9, an increase of 8.3 per cent as compared with the corresponding period in 2001.

SHARE REPURCHASES

For the six months ended 30th June 2002, the Company repurchased 30,219,000 shares at an aggregate consideration of HK$290,570,360 before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term.

BUSINESS DEVELOPMENT IN CHINA

Investment in mainland gas projects has been a long term strategic priority for the Group's core business development. Following China's entry into the World Trade Organisation, the national economy will continue to prosper and the demand for clean fuel will surge. According to the state policy of China, natural gas will be widely used to improve air quality in the cities. In line with this environmental policy of the mainland China, the Group has actively participated in some of the major national environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East gas pipeline project. Investments in these two national energy projects have helped the Group in tapping downstream city gas business in the region. We are also negotiating with some major cities in the South, East and Central China on a number of gas investment projects with good progress.

During the first eight months of 2002, the Group concluded Sino-foreign joint venture projects in three mainland cities in preparation for the transmission of natural gas. These new joint ventures are respectively based in Zhuhai, Guangdong Province (as to 75 per cent interest owned by the Group), Taizhou, Jiangsu Province (as to 65 per cent interest owned by the Group), and Zibo, Shandong Province (as to 50 per cent interest owned by the Group). With a vast territory, large population and prosperous commercial and industrial activities in Guangdong, Jiangsu and Shandong Provinces etc., it is planned that natural gas will become available to these regions in the next few years. By that time, the piped gas business will be further flourishing. Currently with 11 city piped gas joint venture projects in the mainland China, the Group will continue negotiations with more mainland cities for prime piped gas joint ventures.

The Group strives to strengthen the development of the energy business in the mainland China and set up an investment holding company, Hong Kong & China Gas Investment Limited, the incorporation of which was approved by the State Ministry of Foreign Trade and Economic Cooperation at the end of February this year. Incorporated in

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The business of ECO Stations is run by the Group's wholly-owned subsidiary company. As at the end of July 2002, there were nine dedicated liquefied petroleum gas (LPG) filling stations, of which four were ECO Stations, and 26 petrol filling stations retrofitted with LPG filling facilities in Hong Kong to meet the demand for LPG from the existing 16,000 taxis and 200 light buses. ECO Stations' current market share is approximately 32 per cent. The station located at Wan Chai was commissioned recently in late August 2002 and the market share is expected to increase further. The business of ECO Stations generates steady revenue for the Group.

PROPERTY DEVELOPMENTS

After studying various development plans for the Ma Tau Kok South Plant site, the Group announced on 2nd August 2002 that Henderson Land Development Company Limited (Henderson Land) would participate in the development of the residential portion of the project. Henderson Land will be entitled to 27 per cent of the net sales proceeds of the residential portion at a total consideration of HK$380,529,324. The shopping mall and car park portion will be developed solely by the Group. The site will comprise five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 978,000 square feet and the total floor area of the project will exceed 1.1 million square feet. Development of the site will commence shortly and is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. The office tower and the shopping mall of Phase One have been mostly leased. Phase Two will comprise the 88-storey Two International Finance Centre office tower, the development of which is expected to be completed in 2003. The upper 14 floors of the office tower have been sold to the Hong Kong Monetary Authority for self-use at HK$3,699 million. Two hotel blocks will be built. Being the largest six-star hotel facility in Hong Kong, the hotels will be managed by Four Seasons Hotels and Resorts. There will also be a 510,000 square-foot Phase Two shopping mall, which is anticipated to become the largest entertainment hub in Central, Hong Kong.

The Group has a 50 per cent interest in the Sai Wan Ho concourse development project. Construction of the superstructure is now in progress and the project is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet will be developed. Since it is a waterfront site providing the residential units with scenic seaview, a promising demand for the residential apartments provided by this development is expected.

EMPLOYEES AND PRODUCTIVITY

The number of employees for the town gas business was 1,943 as at 30th June 2002, a reduction of 0.9 per cent as compared with the corresponding period in 2001; at the same time the number of customers grew by 5.2 per cent and overall productivity rose by 6.2 per cent. Total remuneration for the town gas business employees amounted to HK$314 million for the six months ended 30th June 2002 and HK$325 million for the corresponding period in 2001. The Group provides our employees with rewarding careers with compensation based on their capabilities and performances. The Group also provides various types of training to employees in the areas of technical know-how and management skills. The Group will continue to enhance productivity while providing our customers with quality services.

DIVIDEND

Your Directors have declared an interim dividend of HK cents 12 per share payable to shareholders whose names are on the register of shareholders of the Company as of 11th October 2002. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 10th October 2002 and Friday, 11th October 2002, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 21st October 2002.

FUTURE OUTLOOK

The Board of Directors anticipates that the Group's businesses will maintain steady development in 2002.

LEE Shau Kee
Chairman

Hong Kong, 5th September 2002

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2002 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2002

		Unaudited Six months ended 30th June	
	Note	**2002 HK$ Million**	2001 HK$ Million
Turnover	1	**3,673.9**	3,713.8
Operating Profit before Returns on Investments	2	**1,924.1**	1,761.4
Investment Income		**49.7**	119.9
Interest Income		**63.0**	185.6
Interest Expense		**(2.3)**	(17.9)
Share of Profits less Losses of Associated Companies		**(2.7)**	(18.2)
Profit before Taxation		**2,031.8**	2,030.8
Taxation	3	**(321.7)**	(327.2)
Profit after Taxation		**1,710.1**	1,703.6
Minority Interests		**(6.0)**	(2.1)
Profit Attributable to Shareholders		**1,704.1**	1,701.5
Dividends – Interim Proposed	4	**682.9**	633.7
Earnings per Share, HK cents	5	**29.9**	27.6*

* *Adjusted for bonus issue in 2002*

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which account for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June	
	2002 HK$ Million	2001 HK$ Million
Gas Sales before Fuel Cost Adjustment	**3,149.2**	3,077.3
Fuel Cost Adjustment	**(116.7)**	22.1
Gas Sales after Fuel Cost Adjustment	**3,032.5**	3,099.4
Equipment Sales	**480.4**	476.1
Maintenance and Services	**114.9**	110.3
Other Sales	**46.1**	28.0
	3,673.9	3,713.8

2. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2002 HK$ Million	2001 HK$ Million
Turnover	**3,673.9**	3,713.8
Less Expenses:		
Stores and Materials Used	**918.0**	1,049.2
Salaries and Wages	**336.0**	340.5
Depreciation	**204.7**	224.4
Other Operating Items	**291.1**	338.3
Operating Profit before Returns on Investments	**1,924.1**	1,761.4

3. **Taxation**

Hong Kong Profits Tax is provided at the tax rate of 16% (2001: 16%) on the estimated assessable profit for the period.

4. **Dividends**

	Six months ended 30th June 2002 HK$ Million	2001 HK$ Million
2001 Final Dividend paid, of HK cents 23 per share (2000 Final Dividend paid: HK cents 23 per share)	1,189.9	1,181.6
2002 Interim, proposed on 5th September 2002, of HK cents 12 per share (2001 Interim: HK cents 12 per share)	682.9	633.7
	1,872.8	1,815.3

5. **Earnings Per Share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,704.1 million (2001: HK$1,701.5 million) and the weighted average of 5,691,097,821 shares in issue (2001: 6,168,694,214 shares*) after adjusting for the bonus issue and shares repurchased during the period.

* *Adjusted for bonus issue in 2002.*

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2002, the Group had a healthy net cash position of HK$1,125 million (31st December 2001: HK$499 million).

During the first half of 2002, the Company repurchased 30.2 million shares. The total consideration paid to the shareholders and the related expenses amounted to HK$291 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities of HK$2,455 million (31st December 2001: HK$2,418 million) to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2002, the Group's bank borrowings amounted to HK$1,538 million (31st December 2001: HK$1,349 million).

All the Group's borrowings are unsecured and floating interest rate revolving credit or term loan facilities with maturity within one year.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

There is no net gearing for the Group as it was in net cash positions throughout 2001 and the first half of 2002.

Contingent Liabilities

As at 30th June 2002, the Group provided guarantees totalling HK$2,195 million (31st December 2001: HK$2,283 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's joint ventures in the mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the Group's Treasury Committee's guidance, investments have been made in equity and debt securities. As at 30th June 2002, the investments in securities amounted to HK$1,802 million (31st December 2001: HK$2,287 million). The performance of the Group's investments in securities was satisfactory.

Remark: A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Company's and the Stock Exchange's websites in due course.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

02 SEP 30 AM 10:10

South China Morning Post - 6 September 2002

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE TO SHAREHOLDERS

2002 INTERIM DIVIDEND
HK CENTS 12 PER SHARE
CLOSURE OF REGISTER OF SHAREHOLDERS

The Board of Directors has today declared an interim dividend for the year ending 31st December 2002 of HK cents 12 per share payable to Shareholders whose names are on the Register of Shareholders on 11th October 2002.

The Register of Shareholders will be closed on Thursday, 10th October 2002 and Friday, 11th October 2002, during which period no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 9th October 2002.**

Dividend warrants will be despatched to Shareholders on Monday, 21st October 2002.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 5th September 2002

Towngas
The Hong Kong and China Gas Company Limited

2002

Interim Report

Towngas

The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED
2002 INTERIM REPORT

To Shareholders

Dear Sir or Madam,

HALF-YEARLY RESULTS

I am pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2002 amounted to a record of HK$1,704.1 million, a slight increase of HK$2.6 million as compared with the corresponding period in 2001, representing a growth of 0.2 per cent.

Highlights of the unaudited results of the Group for the six months ended 30th June 2002 with comparative unaudited figures for the corresponding period in 2001 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2002	2001
Turnover before Fuel Cost Adjustment, HK million dollars	**3,790.6**	3,691.7
Turnover after Fuel Cost Adjustment, HK million dollars	**3,673.9**	3,713.8
Profit Attributable to Shareholders, HK million dollars	**1,704.1**	1,701.5
Earnings per Share, HK cents	**29.9**	27.6*
Interim Dividends per Share, HK cents	**12.0**	12.0
* *Adjusted for the one for ten bonus issue of shares in 2002*		
Town Gas Sold in Hong Kong, million MJ	**14,565**	14,525
Number of Customers in Hong Kong as at 30th June	**1,436,984**	1,366,231

After adjusting for the number of shares repurchased in the past year, earnings per share amounted to HK cents 29.9, an increase of 8.3 per cent as compared with the corresponding period in 2001.

Details of the financial statements and notes to the accounts are shown on pages 4 to 14 of this Interim Report.

SHARE REPURCHASES

For the six months ended 30th June 2002, the Company repurchased 30,219,000 shares at an aggregate consideration of HK$290,570,360 before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term.

BUSINESS DEVELOPMENT IN CHINA

Investment in mainland gas projects has been a long term strategic priority for the Group's core business development. Following China's entry into the World Trade Organisation, the national economy will continue to prosper and the demand for clean fuel will surge. According to the state policy of China, natural gas will be widely used to improve air quality in the cities. In line with this environmental policy of the mainland China, the Group has actively participated in some of the major national environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East gas pipeline project. Investments in these two national energy projects have helped the Group in tapping downstream city gas business in the region. We are also negotiating with some major cities in the South, East and Central China on a number of gas investment projects with good progress.

During the first eight months of 2002, the Group concluded Sino-foreign joint venture projects in three mainland cities in preparation for the transmission of natural gas. These new joint ventures are respectively based in Zhuhai, Guangdong Province (as to 75 per cent interest owned by the Group), Taizhou, Jiangsu Province (as to 65 per cent interest owned by the Group), and Zibo, Shandong Province (as to 50 per cent interest owned by the Group). With a vast territory, large population and prosperous commercial and industrial activities in Guangdong, Jiangsu and Shandong Provinces etc., it is planned that natural gas will become available to these regions in the next few years. By that time, the piped gas business will be further flourishing. Currently with 11 city piped gas joint venture projects in the mainland China, the Group will continue negotiations with more mainland cities for prime piped gas joint ventures.

The Group strives to strengthen the development of the energy business in the mainland China and set up an investment holding company, Hong Kong & China Gas Investment Limited, the incorporation of which was approved by the State Ministry of Foreign Trade and Economic Cooperation at the end of February this year. Incorporated in Shenzhen, this holding company is responsible for managing the Group's investments in the mainland China.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The business of ECO Stations is run by the Group's wholly-owned subsidiary company. As at the end of July 2002, there were nine dedicated liquefied petroleum gas (LPG) filling stations, of which four were ECO Stations, and 26 petrol filling stations retrofitted with LPG filling facilities in Hong Kong to meet the demand for LPG from the existing 16,000 taxis and 200 light buses. ECO Stations' current market share is approximately 32 per cent. The station located at Wan Chai was commissioned recently in late August 2002 and the market share is expected to increase further. The business of ECO Stations generates steady revenue for the Group.

PROPERTY DEVELOPMENTS

After studying various development plans for the Ma Tau Kok South Plant site, the Group announced on 2nd August 2002 that Henderson Land Development Company Limited (Henderson Land) would participate in the development of the residential portion of the project. Henderson Land will be entitled to 27 per cent of the net sales proceeds of the residential portion at a total consideration of HK$380,529,324. The shopping mall and car park portion will be developed solely by the Group. The site will comprise five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 978,000 square feet and the total floor area of the project will exceed 1.1 million square feet. Development of the site will commence shortly and is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. The office tower and the shopping mall of Phase One have been mostly leased. Phase Two will comprise the 88-storey Two International Finance Centre office tower, the development of which is expected to be completed in 2003. The upper 14 floors of the office tower have been sold to the Hong Kong Monetary Authority for self-use at HK$3,699 million. Two hotel blocks will be built. Being the largest six-star hotel facility in Hong Kong, the hotels will be managed by Four Seasons Hotels and Resorts. There will also be a 510,000 square-foot Phase Two shopping mall, which is anticipated to become the largest entertainment hub in Central, Hong Kong.

The Group has a 50 per cent interest in the Sai Wan Ho concourse development project. Construction of the superstructure is now in progress and the project is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet will be developed. Since it is a waterfront site providing the residential units with scenic seaview, a promising demand for the residential apartments provided by this development is expected.

EMPLOYEES AND PRODUCTIVITY

The number of employees for the town gas business was 1,943 as at 30th June 2002, a reduction of 0.9 per cent as compared with the corresponding period in 2001; at the same time the number of customers grew by 5.2 per cent and overall productivity rose by 6.2 per cent. Total remuneration for the town gas business employees amounted to HK$314 million for the six months ended 30th June 2002 and HK$325 million for the corresponding period in 2001. The Group provides our employees with rewarding careers with compensation based on their capabilities and performances. The Group also provides various types of training to employees in the areas of technical know-how and management skills. The Group will continue to enhance productivity while providing our customers with quality services.

DIVIDEND

Your Directors have declared an interim dividend of HK cents 12 per share payable to shareholders whose names are on the register of shareholders of the Company as of 11th October 2002. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 10th October 2002 and Friday, 11th October 2002, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 21st October 2002.

FUTURE OUTLOOK

The Board of Directors anticipates that the Group's businesses will maintain steady development in 2002.

LEE Shau Kee
Chairman

Hong Kong, 5th September 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the six months ended 30th June 2002

	Note	Unaudited Six months ended 30th June 2002 HK$ M	2001 HK$ M
Turnover	2	**3,673.9**	3,713.8
Operating Profit before Returns on Investments	3	**1,924.1**	1,761.4
Investment Income		**49.7**	119.9
Interest Income		**63.0**	185.6
Interest Expense		**(2.3)**	(17.9)
Share of Profits less Losses of Associated Companies		**(2.7)**	(18.2)
Profit before Taxation	4	**2,031.8**	2,030.8
Taxation	5	**(321.7)**	(327.2)
Profit after Taxation		**1,710.1**	1,703.6
Minority Interests		**(6.0)**	(2.1)
Profit Attributable to Shareholders		**1,704.1**	1,701.5
Dividends-Interim Proposed	6	**682.9**	633.7
Earnings per Share, HK cents	7	**29.9**	27.6*

* *Adjusted for bonus issue in 2002*

CONSOLIDATED BALANCE SHEET
as at 30th June 2002

	Note	**Unaudited At 30th June 2002 HK$ M**	Audited At 31st December 2001 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	8	**11,901.1**	11,862.6
Associated Companies		**2,491.8**	2,460.2
Jointly Controlled Entities		**212.2**	208.7
Investment Securities		**1,363.6**	1,490.2
		15,968.7	16,021.7
Current Assets			
Inventories		**602.8**	512.8
Debtors and Payment in Advance	9	**1,394.5**	1,264.9
Housing Loans to Staff		**178.1**	185.8
Trading Securities		**438.5**	796.6
Time Deposits, Cash and Bank Balances		**2,663.7**	1,848.1
		5,277.6	4,608.2
Current Liabilities			
Trade and Other Payables	10	**(673.1)**	(666.0)
Provision for Taxation		**(427.8)**	(216.2)
Bank Loans and Overdrafts		**(1,538.3)**	(1,348.9)
		(2,639.2)	(2,231.1)
Net Current Assets		**2,638.4**	2,377.1
Total Assets Less Current Liabilities		**18,607.1**	18,398.8
Non-Current Liabilities			
Customers' Deposits		**(861.4)**	(839.6)
Deferred Taxation		**(13.8)**	(13.8)
		(875.2)	(853.4)
Minority Interests		**(92.4)**	(128.7)
Net Assets		**17,639.5**	17,416.7
Capital and Reserves			
Share Capital	11	**1,422.7**	1,300.9
Share Premium	12	**3,907.8**	4,037.1
Reserves	13	**11,626.1**	10,881.8
Proposed Dividend		**682.9**	1,196.9
		17,639.5	17,416.7

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30th June 2002

	Unaudited Six months ended 30th June 2002 HK$ M	2001 HK$ M
Net Cash Inflow From Operating Activities	1,825.2	1,880.7
Net Cash Inflow From/ (Used In) Investing Activities	248.8	(484.2)
Net Cash Used In Financing Activities	(1,347.6)	(1,329.5)
Increase in Cash and Cash Equivalents	726.4	67.0
Cash and Cash Equivalents at 1st January	1,547.2	3,293.3
Cash and Cash Equivalents at 30th June	2,273.6	3,360.3
Analysis of Balances of Cash and Cash Equivalents		
Net Cash at Bank and in Hand	154.1	44.6
Time Deposits up to three months	2,127.9	3,324.8
Bank Overdrafts	(8.4)	(9.1)
	2,273.6	3,360.3
Analysis of Net Cash Balances		
Balances of Cash and Cash Equivalents	2,273.6	3,360.3
Time Deposits over three months	381.7	2,090.7
Bank Borrowings	(1,529.9)	(1,140.1)
	1,125.4	4,310.9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended 30th June 2002

	Note	Unaudited Six months ended 30th June 2002 HK$ M	2001 HK$ M
At 1st January		17,416.7	20,293.3
Profit Attributable to Shareholders for the period	13	1,704.1	1,701.5
Dividends paid	6		
2000 Final Dividend Paid		–	(1,181.6)
2001 Final Dividend Paid		(1,189.9)	–
Repurchase of Shares	13	(291.4)	–
Effect of Bonus Issue on Share Capital	11	129.3	128.4
Effect of Bonus Issue on Share Premium	12	(129.3)	(128.4)
At 30th June		17,639.5	20,813.2

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited. These interim accounts should be read in conjunction with the 2001 annual accounts.

These interim accounts have been prepared on a basis consistent with the principal accounting policies adopted in the annual accounts for the year ended 31st December 2001 with the exception of changes in accounting policies to comply with new and revised SSAPs and certain changes in accounting estimates, all of which are effective for accounting periods commencing on or after 1st January 2002 as set out below.

(a) In 2002, the Group adopted SSAP 34 "Employee Benefits" and assessed each of the Group's retirement schemes in accordance with the requirements of this standard. The adoption of this new standard has no material impact to the Group's opening revenue reserve at 1st January 2002 and accordingly no adjustment has been made thereto.

(b) During the period, the Directors have reviewed the useful lives of risers, meters, systems development, motor vehicles and considered it appropriate to revise their estimated useful lives as follows:

Risers	from 15 to 30 years
Meters	from 15 to 20 years
Systems development	from 5 to 10 years
Motor vehicles	from 5 to 6 years

This represents a change in accounting estimates and the Group's depreciation charge for the current period was reduced by approximately HK$30.8 million.

(c) Certain presentational changes have been made upon the adoption of SSAP 1 (revised) "Presentation of Financial Statements" and SSAP 15 (revised) "Cash Flow Statements".

2. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June 2002 HK$ M	2001 HK$ M
Gas Sales before Fuel Cost Adjustment	**3,149.2**	3,077.3
Fuel Cost Adjustment	**(116.7)**	22.1
Gas Sales after Fuel Cost Adjustment	**3,032.5**	3,099.4
Equipment Sales	**480.4**	476.1
Maintenance and Services	**114.9**	110.3
Other Sales	**46.1**	28.0
	3,673.9	3,713.8

3. Operating Profit before Returns on Investments

	Six months ended 30th June 2002 HK$ M	2001 HK$ M
Turnover	**3,673.9**	3,713.8
Less Expenses:		
Stores and Materials Used	**918.0**	1,049.2
Salaries and Wages	**336.0**	340.5
Depreciation	**204.7**	224.4
Other Operating Items	**291.1**	338.3
Operating Profit before Returns on Investments	**1,924.1**	1,761.4

4. Profit Before Taxation

	Six months ended 30th June 2002 HK$ M	2001 HK$ M
Profit Before Taxation is stated after crediting and charging the following:		
Crediting:		
Dividend Income from Equity Securities		
– Listed	**24.1**	17.2
– Unlisted	**0.5**	4.7
Interest Income from Debt Securities		
– Listed	**33.9**	23.2
– Unlisted	**4.7**	12.2
Net Realised and Unrealised Gains on Investments in Securities	**18.1**	92.8
Charging:		
Cost of Inventories Sold	**1,092.3**	1,213.2

5. **Taxation**

Hong Kong Profits Tax is provided at the tax rate of 16% (2001: 16%) on the estimated assessable profit for the period.

6. **Dividends**

	Six months ended 30th June 2002 HK$ M	2001 HK$ M
2001 Final Dividend paid, of HK cents 23 per share (2000 Final Dividend paid: HK cents 23 per share)	**1,189.9**	1,181.6
2002 Interim, proposed on 5th September 2002, of HK cents 12 per share (2001 Interim: HK cents 12 per share)	**682.9**	633.7
	1,872.8	1,815.3

7. **Earnings Per Share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,704.1 million (2001: HK$1,701.5 million) and the weighted average of 5,691,097,821 shares in issue (2001: 6,168,694,214 shares *) after adjusting for the bonus issue and shares repurchased during the period.

* *Adjusted for bonus issue in 2002.*

8. **Fixed Assets**

	Land HK$ M	Properties under Development HK$ M	Buildings, Plant, Mains and Other Equipment HK$ M	Total HK$ M
Cost				
At 1st January 2002	**1,810.1**	**3,093.0**	**11,484.2**	**16,387.3**
Additions	**1.9**	**7.1**	**234.7**	**243.7**
Disposals	**(0.2)**	**–**	**(8.4)**	**(8.6)**
At 30th June 2002	**1,811.8**	**3,100.1**	**11,710.5**	**16,622.4**
Accumulated Depreciation				
At 1st January 2002	**257.8**	**–**	**4,266.9**	**4,524.7**
Charge for the period	**18.7**	**–**	**186.0**	**204.7**
Disposals	**–**	**–**	**(8.1)**	**(8.1)**
At 30th June 2002	**276.5**	**–**	**4,444.8**	**4,721.3**
Net Book Value				
At 30th June 2002	**1,535.3**	**3,100.1**	**7,265.7**	**11,901.1**
At 31st December 2001	1,552.3	3,093.0	7,217.3	11,862.6

9. Debtors and Payment in Advance

	At 30th June 2002 HK$ M	At 31st December 2001 HK$ M
Trade Debtors *(Note)*	**1,037.2**	888.8
Other Debtors and Receivables	**120.8**	153.9
Payment in Advance	**236.5**	222.2
	1,394.5	1,264.9

Note

The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 30th June 2002, the aging analysis of the Trade Debtors, net of provision, is as follows:

	At 30th June 2002 HK$ M	At 31st December 2001 HK$ M
0 – 30 days	**916.1**	785.8
31 – 60 days	**37.7**	42.0
61 – 90 days	**15.0**	13.5
Over 90 days	**68.4**	47.5
	1,037.2	888.8

10. Trade and Other Payables

	At 30th June 2002 HK$ M	At 31st December 2001 HK$ M
Trade Creditors *(Note)*	**107.8**	153.5
Other Creditors and Accruals	**565.3**	512.5
	673.1	666.0

10. Trade and Other Payables *(continued)*

Note

At 30th June 2002, the aging analysis of the Trade Creditors is as follows:

	At 30th June 2002 HK$ M	At 31st December 2001 HK$ M
0 – 30 days	**95.5**	140.5
31 – 60 days	**3.1**	5.1
61 – 90 days	**1.1**	2.1
Over 90 days	**8.1**	5.8
	107.8	153.5

11. Share Capital

	Number of Shares		Nominal Value	
	At 30th June 2002	At 31st December 2001	**At 30th June 2002 HK$ M**	At 31st December 2001 HK$ M
Authorised:				
Ordinary Shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At beginning of period/ year	**5,203,724,444**	5,137,585,155	**1,300.9**	1,284.4
Bonus Issue *(Note 12)*	**517,350,544**	513,758,515	**129.3**	128.4
Repurchase of Shares	**(30,219,000)**	(447,619,226)	**(7.5)**	(111.9)
At end of period/ year	**5,690,855,988**	5,203,724,444	**1,422.7**	1,300.9

By an ordinary resolution passed on 9th May 2002, the issued share capital was increased by way of a bonus issue by applying HK$129,337,636 charging to the share premium account in payment in full at par of 517,350,544 shares of HK$0.25 each on the basis of one new share for every ten shares held on 26th April 2002. These shares rank pari passu with the existing shares.

12. Share Premium

	At 30th June 2002 HK$ M	At 31st December 2001 HK$ M
At beginning of period/ year	**4,037.1**	4,165.5
Less: Bonus Issue *(Note 11)*	**(129.3)**	(128.4)
At end of period/ year	**3,907.8**	4,037.1

13. Reserves

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
At 1st January 2002	4,538.5	3,820.0	136.7	2,386.6	10,881.8
2001 Final Dividend proposed	–	–	–	1,196.9	1,196.9
	4,538.5	3,820.0	136.7	3,583.5	12,078.7
Profit Attributable to Shareholders	–	–	–	1,704.1	1,704.1
Shares Repurchased	–	–	7.5	(291.4)	(283.9)
2001 Final Dividend paid	–	–	–	(1,189.9)	(1,189.9)
2002 Interim Dividend proposed	–	–	–	(682.9)	(682.9)
At 30th June 2002	4,538.5	3,820.0	144.2	3,123.4	11,626.1
Company and Subsidiaries	4,420.8	3,820.0	144.2	3,068.2	11,453.2
Associated Companies	117.7	–	–	55.2	172.9
	4,538.5	3,820.0	144.2	3,123.4	11,626.1

14. Contingent Liabilities

The Group has executed guarantees in respect of bank borrowing facilities as follows:

	At 30th June 2002 HK$ M	At 31st December 2001 HK$ M
Associated Companies	**1,056.2**	1,082.9
Jointly Controlled Entities	**1,138.5**	1,200.0
	2,194.7	2,282.9

Save as disclosed above, the Group did not have any further contingent liabilities as at 30th June 2002.

15. Capital Commitments

	At 30th June 2002 HK$ M	At 31st December 2001 HK$ M
Capital expenditure authorised but not provided for at end of period/ year	570.0	452.9
Of which, contracts had been entered into at end of period/ year	321.6	194.4

16. Related Party Transactions

There were no significant related party transactions undertaken by the Group at any time during the six-month period.

17. Subsequent Event

On 2nd August 2002, the Company announced that the Group had entered into a development agreement with Henderson Land and its subsidiaries ("Henderson") in connection with the Ma Tau Kok South property development project. Under the development agreement, Henderson agreed to pay to the Group a sum of HK$380,529,324 and participate in the residential properties of the development. The consideration paid will entitle Henderson to receive 27% of the future net sales proceeds of the residential portion of the development.

The development agreement also provided that subsidiaries of Henderson Land should be appointed as the project and sales manager, the construction manager and main contractor, the suppliers of certain materials, the leasing agent and the estate manager of the property development. Total estimated amount payable in relation to the above appointments would not exceed a maximum amount of HK$97 million.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2002, the Group had a healthy net cash position of HK$1,125 million (31st December 2001: HK$499 million).

During the first half of 2002, the Company repurchased 30.2 million shares. The total consideration paid to the shareholders and the related expenses amounted to HK$291 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities of HK$2,455 million (31st December 2001: HK$2,418 million) to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2002, the Group's bank borrowings amounted to HK$1,538 million (31st December 2001: HK$1,349 million).

All the Group's borrowings are unsecured and floating interest rate revolving credit or term loan facilities with maturity within one year.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

There is no net gearing for the Group as it was in net cash positions throughout 2001 and the first half of 2002.

Contingent Liabilities

As at 30th June 2002, the Group provided guarantees totalling HK$2,195 million (31st December 2001: HK$2,283 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's joint ventures in the mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the Group's Treasury Committee's guidance, investments have been made in equity and debt securities. As at 30th June 2002, the investments in securities amounted to HK$1,802 million (31st December 2001: HK$2,287 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate Governance

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this Interim Report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Audit Committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal control of the Company. An audit committee meeting was held in August 2002 to review the unaudited interim accounts for the six months ended 30th June 2002. PricewaterhouseCoopers, the Group's external auditors, have carried out a review of the unaudited interim accounts for the six months ended 30th June 2002 in accordance with the Statement of Auditing Standards 700 "Engagement to review interim financial reports" issued by the Hong Kong Society of Accountants. An unmodified review report was issued subsequent to the review.

Purchase, Sale or Redemption of Own Shares

For the six months ended 30th June 2002, the Company repurchased 30,219,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$290,570,360 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest	Price per Share Lowest	Aggregate Consideration Paid
		HK$	HK$	HK$
January 2002	28,768,000	9.70	9.50	276,495,660
February 2002	1,451,000	9.70	9.70	14,074,700
Total	30,219,000			290,570,360

Save as mentioned above, the Company and any of its subsidiaries had not purchased, sold or redeemed any of its own shares during the six months ended 30th June 2002.

Disclosure of Interests

As at 30th June 2002, the interests of each Director of the Company in the equity securities of the Company as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares

Director	Personal	Family	Corporate	Other
Dr. Lee Shau Kee	3,226,174	–	–	2,157,017,776 *(Note 4)*
Mr. Liu Lit Man	1,539,795	–	–	–
Mr. Leung Hay Man	–	–	–	–
Dr. Lee Hon Chiu	–	–	–	–
Mr. Colin Lam Ko Yin	–	–	–	–
Dr. The Hon. David Li Kwok Po	10,964,082	–	–	–
Mr. Ronald Chan Tat Hung	1,940	–	–	–
Mr. Lee Ka Kit	–	–	–	–
Mr. Chan Wing Kin	102,825 *(Note 5)*	–	–	–
Mr. Kwan Yuk Choi	36,300	41,129	–	–
Mr. Lee Ka Shing	–	–	–	–

Save as mentioned above, as at 30th June 2002, the register maintained by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies recorded no other interests of the directors in the equity or debt securities of the Company and its associated corporations (within the meaning of the SDI Ordinance) nor any rights to subscribe for equity or debt securities of the Company granted to any directors or their respective spouse or children under 18 years of age nor the exercise of any such rights.

Substantial Shareholders

As at 30th June 2002, the following interests in the shares of the Company were recorded in the register required to be kept under section 16(1) of the SDI Ordinance:

Name of Company	No. of shares in which interested
Disralei Investment Limited *(Note 1)*	1,159,024,597
Timpani Investments Limited *(Note 1)*	1,643,249,599
Henderson Investment Limited *(Note 1)*	2,072,571,545
Kingslee S.A. *(Note 1)*	2,072,571,545
Henderson Land Development Company Limited *(Note 1)*	2,072,571,545
Henderson Development Limited *(Note 2)*	2,076,538,017
Hopkins (Cayman) Limited *(Note 3)*	2,157,017,776
Rimmer (Cayman) Limited *(Note 3)*	2,157,017,776

Notes:–

1. Kingslee S.A., a subsidiary of Henderson Land Development Company Limited has a controlling interest in Henderson Investment Limited. The 2,072,571,545 shares were beneficially owned by some of the subsidiaries of Henderson Investment Limited. Timpani Investments Limited is a subsidiary of Henderson Investment Limited and, together with its subsidiary Disralei Investment Limited, beneficially owned 1,643,249,599 shares out of 2,072,571,545 shares.

2. Henderson Development Limited beneficially owned more than one third of the share capital in Henderson Land Development Company Limited. Of the 2,076,538,017 shares, 2,072,571,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a subsidiary of Henderson Development Limited.

3. Of these 2,157,017,776 shares, 2,076,538,017 shares represented the shares described in Notes 1 and 2. Rimmer (Cayman) Limited as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited as trustee of the Unit Trust beneficially owned all the issued shares which carry the voting rights in the share capitals of Henderson Development Limited and Fu Sang Company Limited.

4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer (Cayman) Limited and Hopkins (Cayman) Limited. These 2,157,017,776 shares included the shares described in Notes 1, 2 and 3.

5. These shares were jointly held by Mr. Chan Wing Kin and his spouse.

CORPORATE INFORMATION

Registered Office
23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's Website
www.towngas.com

Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

附註：

1. Kingslee S.A. 為恒基兆業地產有限公司之附屬公司，並擁有恒基兆業發展有限公司控制權益。恒基兆業發展有限公司若干附屬公司實益擁有該批2,072,571,545股股份。Timpani Investments Limited 為恒基兆業發展有限公司之附屬公司，連同其附屬公司迪斯利置業有限公司實益擁有該批2,072,571,545股股份其中之1,643,249,599股。

2. 恒基兆業有限公司實益擁有超過三分之一恒基兆業地產有限公司已發行股本，在此等2,076,538,017股中，2,072,571,545股相當於附註1所述之股份，而其餘股份權益則由恒基兆業有限公司一附屬公司實益擁有。

3. 在此等2,157,017,776股中，2,076,538,017股相當於附註1及附註2所述之股份。Rimmer (Cayman) Limited作為一全權信託之受託人擁有一單位信託（單位信託）之大部分單位權益。Hopkins (Cayman) Limited作為上述單位信託之受託人，實益擁有恒基兆業有限公司及富生有限公司股本中之全部已發行並有表決權之股份。

4. 李兆基博士實益擁有Rimmer (Cayman) Limited及Hopkins (Cayman) Limited全部已發行股份。此等2,157,017,776股股份包括附註1、2及3所述之股份。

5. 陳永堅先生與其配偶共同持有該等股份。

公司資料

註冊辦事處

香港北角渣華道363號23樓

公司網址

www.towngas.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東183號合和中心
19樓1901-5室

公開權益資料

截至2002年6月30日止，根據證券（披露權益）條例第29條須予設置之名冊記錄，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，各董事於本公司股本證券中所有之權益如下：

股份

董事	個人	家族	公司	其他
李兆基博士	3,226,174	—	—	2,157,017,776 *（附註4）*
廖烈文先生	1,539,795	—	—	—
梁希文先生	—	—	—	—
利漢釗博士	—	—	—	—
林高演先生	—	—	—	—
李國寶博士	10,964,082	—	—	—
陳達雄先生	1,940	—	—	—
李家傑先生	—	—	—	—
陳永堅先生	102,825 *（附註5）*	—	—	—
關育材先生	36,300	41,129	—	—
李家誠先生	—	—	—	—

除上述外，於2002年6月30日，根據證券（披露權益）條例第29條須予設置之名冊，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，並無記錄本公司董事在本公司或其相聯法團（證券（披露權益）條例所指的相聯法團）之股本證券或債務證券中佔有其他權益；或授予本公司董事、或其配偶或18歲以下子女，認購本公司之股本證券或債務證券或行使該等權利。

重大權益股東

於2002年6月30日，根據證券（披露權益）條例第16(1)條須予設置之名冊記錄，持有本公司股份權益記錄如下：

公司名稱	股權數量
迪斯利置業有限公司 *（附註1）*	1,159,024,597
Timpani Investments Limited *（附註1）*	1,643,249,599
恒基兆業發展有限公司 *（附註1）*	2,072,571,545
Kingslee S.A. *（附註1）*	2,072,571,545
恒基兆業地產有限公司 *（附註1）*	2,072,571,545
恒基兆業有限公司 *（附註2）*	2,076,538,017
Hopkins (Cayman) Limited *（附註3）*	2,157,017,776
Rimmer (Cayman) Limited *（附註3）*	2,157,017,776

其他資料

公司管治

本公司並無任何董事知悉任何資料，足以合理地指出本公司在本中期報告所包括會計期間的任何時間，概無或曾無遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則的規定。

審核委員會

本公司已於1996年5月成立審核委員會，以檢討及監察本公司之財務匯報程序及內部控制。審核委員會已於本年8月舉行會議，審閱截至2002年6月30日止之中期業績報告。本公司核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《核數準則》第700號「中期財務報表的審閱」進行審閱本公司截至2002年6月30日止之中期業績報告，並發出無重大修訂審閱報告。

購回、出售或贖回本公司之股份之詳情

截至2002年6月30日止之六個月內，本公司在香港聯合交易所有限公司購回30,219,000股股份，未計其他費用之總代價為港幣290,570,360元，該等股份在購回後隨即註銷。與註銷股份面值相等之數額已撥往資本贖回儲備，而股份購回所付之總代價已從未經分配溢利中扣除。股份回購是董事會為提高股東長遠利益而作出的。有關購回股份之詳情如下：

		每股價格		
購回月份	購回股份數目	最高	最低	代價總額
		港幣	港幣	港幣
2002年1月	28,768,000	9.70	9.50	276,495,660
2002年2月	1,451,000	9.70	9.70	14,074,700
總額	30,219,000			290,570,360

除上述外，截至2002年6月30日止之六個月內，本公司及其任何附屬公司並無購回、出售或贖回本公司之股份。

財務資源回顧

資產流動性及資本來源

於2002年6月30日，本集團之資金充裕，淨現金達港幣11億2千5百萬元（於2001年12月31日：港幣4億9千9百萬元）。

本公司於2002年上半年度共購回3千零20萬股股份。連同有關費用及支付予股東之總代價為現金港幣2億9千1百萬元。

本集團營運及資本支出之資金來源為業務營運之現金收入、內部流動資產及銀行借貸。本集團擁有足夠之資金來源及總額達港幣24億5千5百萬元（於2001年12月31日：港幣24億1千8百萬元）可動用之銀行融資協議以作未來資本性投資與營運資金之需求。

借貸結構

於2002年6月30日，集團銀行借貸總額為港幣15億3千8百萬元（於2001年12月31日：港幣13億4千9百萬元）。

本集團所有貸款均為無抵押及按浮動利率計息，並享有一年以內還款期及循環信用額或定期借貸融資協議。

本集團借貸基本上為港元貸款，並無面對重大外匯波動風險。

本集團於2001年全年及2002年上半年度均有淨現金結餘，故並無淨借貸。

或有負債

於2002年6月30日，本集團就提供予聯營公司及共同控制實體之銀行融資協議給予合共港幣21億9千5百萬元擔保（於2001年12月31日：港幣22億8千3百萬元）。

貨幣概況

本集團之運作及業務主要在香港。其現金及現金等價物及借貸均以港幣或美元為主。本集團內地合資企業之借貸則以當地貨幣，即人民幣為主。

集團證券投資

本集團在股票及債券方面的投資，乃按照財資委員會的指引下進行。於2002年6月30日，證券投資達港幣18億零2百萬元（於2001年12月31日：港幣22億8千7百萬元）。本集團於證券之投資表現令人滿意。

15. 資本承擔

	二零零二年 六月三十日 港幣百萬元	二零零一年 十二月三十一日 港幣百萬元
於期末／年末已獲批准但未撥備之資本性支出	570.0	452.9
其中於期末／年末已簽約者	321.6	194.4

16. 有關連人士交易

本集團於截至2002年6月30日止的半年度內並無進行任何重要之有關連人士交易。

17. 結算日後事項

本公司於2002年8月2日公布本集團就位於馬頭角南之物業發展項目與恒基地產及其附屬公司（「恒基」）訂立發展協議。根據該協議，恒基同意支付本集團港幣380,529,324元及參與該項目之住宅物業發展部份，以取得該住宅項目銷售所得款項淨額之27%。

發展協議亦訂定恒基地產之附屬公司將獲聘用為項目及銷售經理、建築經理及主要承建商、若干物料之供應商、租賃代理及物業管理經理。就上述所有聘用事宜須支付之金額將不會超逾上限金額港幣97,000,000元。

13. 各項儲備金

	物業重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2002年1月1日	4,538.5	3,820.0	136.7	2,386.6	10,881.8
2001年擬派末期股息	–	–	–	1,196.9	1,196.9
	4,538.5	3,820.0	136.7	3,583.5	12,078.7
股東應佔溢利	–	–	–	1,704.1	1,704.1
股份購回	–	–	7.5	(291.4)	(283.9)
已付2001年末期股息	–	–	–	(1,189.9)	(1,189.9)
2002年擬派中期股息	–	–	–	(682.9)	(682.9)
於2002年6月30日	4,538.5	3,820.0	144.2	3,123.4	11,626.1
本公司及附屬公司	4,420.8	3,820.0	144.2	3,068.2	11,453.2
聯營公司	117.7	–	–	55.2	172.9
	4,538.5	3,820.0	144.2	3,123.4	11,626.1

14. 或有負債

本集團為以下公司之銀行借款提供擔保：—

	二零零二年六月三十日 港幣百萬元	二零零一年十二月三十一日 港幣百萬元
聯營公司	1,056.2	1,082.9
共同控制實體	1,138.5	1,200.0
	2,194.7	2,282.9

除了以上的披露外，本集團於2002年6月30日並無其他或有負債。

10. 貿易及其他應付賬款（續）

附註

於2002年6月30日，貿易應付賬款之賬齡分析如下：

	二零零二年六月三十日 港幣百萬元	二零零一年十二月三十一日 港幣百萬元
0至30日	**95.5**	140.5
31至60日	**3.1**	5.1
61至90日	**1.1**	2.1
超過90日	**8.1**	5.8
	107.8	153.5

11. 股本

	股份數目		面值	
	二零零二年六月三十日	二零零一年十二月三十一日	二零零二年六月三十日 港幣百萬元	二零零一年十二月三十一日 港幣百萬元
法定股本：				
每股面值港幣二角五仙之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本：				
於期初／年初	**5,203,724,444**	5,137,585,155	**1,300.9**	1,284.4
發行紅股（*附註12*）	**517,350,544**	513,758,515	**129.3**	128.4
股份回購	**(30,219,000)**	(447,619,226)	**(7.5)**	(111.9)
於期末／年末	**5,690,855,988**	5,203,724,444	**1,422.7**	1,300.9

透過於2002年5月9日通過之一項普通決議案，本公司自股本溢價賬轉撥港幣129,337,636元，用以按面值繳足每股面值港幣二角五仙之股份517,350,544股，以紅股方式按2002年4月26日每持有十股送一股新股之比例發行，因而將已發行股本增加。該等股份與現有股份享有相同權益。

12. 股本溢價

	二零零二年六月三十日 港幣百萬元	二零零一年十二月三十一日 港幣百萬元
於期初／年初	**4,037.1**	4,165.5
減：發行紅股（*附註11*）	**(129.3)**	(128.4)
於期末／年末	**3,907.8**	4,037.1

9. 應收及預付賬款

	二零零二年六月三十日 港幣百萬元	二零零一年十二月三十一日 港幣百萬元
貿易應收賬款（*附註*）	**1,037.2**	888.8
其他應收賬款及應收款	**120.8**	153.9
預付款項	**236.5**	222.2
	1,394.5	1,264.9

附註

本集團為各類客戶設定不同之信貸政策。貿易應收賬款之信貸期由30日至60日不等，並由管理層定期檢討。於2002年6月30日，扣除撥備後貿易應收賬款之賬齡分析如下：

	二零零二年六月三十日 港幣百萬元	二零零一年十二月三十一日 港幣百萬元
0至30日	**916.1**	785.8
31至60日	**37.7**	42.0
61至90日	**15.0**	13.5
超過90日	**68.4**	47.5
	1,037.2	888.8

10. 貿易及其他應付賬款

	二零零二年六月三十日 港幣百萬元	二零零一年十二月三十一日 港幣百萬元
貿易應付賬款（*附註*）	**107.8**	153.5
其他應付賬款及應計費用	**565.3**	512.5
	673.1	666.0

5. **稅項**

此稅項乃依照本期間之估計應課稅溢利按16%（2001年為16%）撥取之香港利得稅準備。

6. **股息**

	截至六月三十日止六個月 二零零二年 港幣百萬元	二零零一年 港幣百萬元
2001年已付末期股息每股港幣23仙（2000年已付末期股息：每股港幣23仙）	**1,189.9**	1,181.6
2002年9月5日擬派中期股息每股港幣12仙（2001年中期股息：每股港幣12仙）	**682.9**	633.7
	1,872.8	1,815.3

7. **每股盈利**

每股盈利乃根據股東應佔溢利港幣17億零4百10萬元（2001年：港幣17億零1百50萬元）及經就期內之派送紅股及股份回購作出調整之已發行加權平均股數5,691,097,821股（2001年：6,168,694,214股*）計算。

* *經就2002年之派送紅股作出調整。*

8. **固定資產**

	土地 港幣百萬元	發展中物業 港幣百萬元	樓房、廠場、煤氣管及其他設備 港幣百萬元	總額 港幣百萬元
原值				
於2002年1月1日	**1,810.1**	**3,093.0**	**11,484.2**	**16,387.3**
增加	**1.9**	**7.1**	**234.7**	**243.7**
出售	**(0.2)**	**–**	**(8.4)**	**(8.6)**
於2002年6月30日	**1,811.8**	**3,100.1**	**11,710.5**	**16,622.4**
折舊累積				
於2002年1月1日	**257.8**	**–**	**4,266.9**	**4,524.7**
本期折舊	**18.7**	**–**	**186.0**	**204.7**
出售	**–**	**–**	**(8.1)**	**(8.1)**
於2002年6月30日	**276.5**	**–**	**4,444.8**	**4,721.3**
賬面淨值				
於2002年6月30日	**1,535.3**	**3,100.1**	**7,265.7**	**11,901.1**
於2001年12月31日	1,552.3	3,093.0	7,217.3	11,862.6

2. 營業額

本集團主要從事燃氣生產、輸送與銷售，及經營與燃氣有關之業務。由於本集團超過90%之綜合營業額及綜合溢利均在香港產生，故無呈列地區分析。營業額包括以下項目：

	截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元
燃氣銷售，未計燃料調整費	3,149.2	3,077.3
燃料調整費	(116.7)	22.1
燃氣銷售，已計燃料調整費	3,032.5	3,099.4
爐具銷售	480.4	476.1
保養及維修	114.9	110.3
其他銷售	46.1	28.0
	3,673.9	3,713.8

3. 未計投資回報之營業溢利

	截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元
營業額	3,673.9	3,713.8
減支出：		
已使用之庫存及物料	918.0	1,049.2
薪金及工資	336.0	340.5
折舊	204.7	224.4
其他營業支出	291.1	338.3
未計投資回報之營業溢利	1,924.1	1,761.4

4. 除税前溢利

	截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元
除税前溢利已計入及扣除下列項目：		
計入：		
股本證券之股息收入		
一上市投資	24.1	17.2
一非上市投資	0.5	4.7
債務證券之利息收入		
一上市投資	33.9	23.2
一非上市投資	4.7	12.2
證券投資已變現及未變現溢利	18.1	92.8
扣除：		
已售存貨成本	1,092.3	1,213.2

中期賬目附註(未經審核)

1. 編製基準及會計政策

未經審核簡明綜合中期賬目(「中期賬目」)乃按照香港會計師公會頒布之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」及香港聯合交易所有限公司上市規則附錄16而編製。此等中期賬目應與2001年度賬目一併閱讀。

除了下列已於2002年1月1日或以後開始之會計年度生效之新訂及經修訂會計實務準則,以及若干會計估算之變動外,編製此等中期賬目所採用之會計政策與截至2001年12月31日止之年度賬目所採用者一致。

(a) 本集團已於2002年採用會計實務準則第34號「僱員福利」,並根據此標準對本集團每項退休計劃作出評估。採用此新訂之會計準則對本集團之期初儲備沒有重大影響故無須作出調整。

(b) 本公司董事於期內檢討大廈外牆主喉、煤氣錶、系統發展及車輛之可用年期,並認為估計可用年期需恰當地修訂如下:

大廈外牆主喉	由15年轉為30年
煤氣錶	由15年轉為20年
系統發展	由5年轉為10年
車輛	由5年轉為6年

此會計估算之變動使本集團期內之折舊費用減少約港幣3千零80萬元。

(c) 由於採用會計實務準則第1號(經修訂)「財務報表的呈報」及會計實務準則第15號(經修訂)「現金流量表」,呈報方式因而作出若干變動。

綜合權益變動表

截至二零零二年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零二年 港幣百萬元	二零零一年 港幣百萬元
於1月1日		17,416.7	20,293.3
期內股東應佔溢利	13	1,704.1	1,701.5
已付股息	6		
2000年末期股息		–	(1,181.6)
2001年末期股息		(1,189.9)	–
股份回購	13	(291.4)	–
發行紅股對股本之影響	11	129.3	128.4
發行紅股對股本溢價之影響	12	(129.3)	(128.4)
於6月30日		17,639.5	20,813.2

簡明綜合現金流量表
截至二零零二年六月三十日止六個月

	未經審核 截至六月三十日止六個月 二零零二年 港幣百萬元	二零零一年 港幣百萬元
營業項目現金淨收入	**1,825.2**	1,880.7
投資項目現金淨收入／（支出）	**248.8**	(484.2)
融資項目現金淨支出	**(1,347.6)**	(1,329.5)
現金及現金等價物增加	**726.4**	67.0
於1月1日之現金及現金等價物	**1,547.2**	3,293.3
於6月30日之現金及現金等價物	**2,273.6**	3,360.3
現金及現金等價物結餘分析		
銀行存款及現金淨額	**154.1**	44.6
三個月內定期存款	**2,127.9**	3,324.8
銀行透支	**(8.4)**	(9.1)
	2,273.6	3,360.3
淨現金結餘分析		
現金及現金等價物	**2,273.6**	3,360.3
三個月以上定期存款	**381.7**	2,090.7
銀行貸款	**(1,529.9)**	(1,140.1)
	1,125.4	4,310.9

綜合資產負債表
於二零零二年六月三十日

	附註	未經審核 二零零二年 六月三十日 港幣百萬元	經審核 二零零一年 十二月三十一日 港幣百萬元
資產			
非流動資產			
固定資產	8	11,901.1	11,862.6
聯營公司		2,491.8	2,460.2
共同控制實體		212.2	208.7
投資證券		1,363.6	1,490.2
		15,968.7	16,021.7
流動資產			
存貨		602.8	512.8
應收及預付賬款	9	1,394.5	1,264.9
職員房屋貸款		178.1	185.8
買賣證券		438.5	796.6
定期存款、現金及銀行結存		2,663.7	1,848.1
		5,277.6	4,608.2
流動負債			
貿易及其他應付賬款	10	(673.1)	(666.0)
稅項準備		(427.8)	(216.2)
銀行貸款及透支		(1,538.3)	(1,348.9)
		(2,639.2)	(2,231.1)
流動資產淨額		2,638.4	2,377.1
資產總額減流動負債		18,607.1	18,398.8
非流動負債			
客戶按金		(861.4)	(839.6)
遞延稅項		(13.8)	(13.8)
		(875.2)	(853.4)
少數股東權益		(92.4)	(128.7)
資產淨額		17,639.5	17,416.7
資金及儲備			
股本	11	1,422.7	1,300.9
股本溢價	12	3,907.8	4,037.1
各項儲備金	13	11,626.1	10,881.8
擬派股息		682.9	1,196.9
		17,639.5	17,416.7

綜合損益表
截至二零零二年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零二年 港幣百萬元	 二零零一年 港幣百萬元
營業額	2	**3,673.9**	3,713.8
未計投資回報之營業溢利	3	**1,924.1**	1,761.4
投資收入		**49.7**	119.9
利息收入		**63.0**	185.6
利息支出		**(2.3)**	(17.9)
所佔聯營公司溢利減虧損		**(2.7)**	(18.2)
除稅前溢利	4	**2,031.8**	2,030.8
稅項	5	**(321.7)**	(327.2)
除稅後溢利		**1,710.1**	1,703.6
少數股東權益		**(6.0)**	(2.1)
股東應佔溢利		**1,704.1**	1,701.5
股息－擬派中期股息	6	**682.9**	633.7
每股盈利，港仙計	7	**29.9**	27.6*

* *經就2002年之派送紅股作出調整。*

集團持有機場鐵路香港站發展項目15%權益。第一期發展之寫字樓及商場，單位已接近全部租出。第二期發展包括88層高之國際金融中心二期寫字樓大廈，預期於2003年落成。其中高層14層樓面已由香港金融管理局購入自用，作價港幣36億9千9百萬元。另將興建兩座酒店大樓，為全港規模最龐大之六星級酒店項目，由四季酒店集團管理。第二期商場面積約51萬平方呎，將會成為中環最大型之購物消閑總匯。

集團持有西灣河碼頭廣場項目50%權益。上蓋工程正在進行中，預期於2005年落成，將提供總面積約140萬平方呎之住宅樓宇。由於該地盤可提供優美海景單位，預期市場對項目落成樓宇將有殷切需求。

僱員及生產效率

於2002年6月30日，煤氣業務僱員人數為1,943人，較去年同期減少0.9%，而客戶數目則增加5.2%，所以整體生產效率提升達6.2%。截至2002年6月30日止六個月煤氣業務僱員之薪酬總額為港幣3億1千4百萬元，而去年同期之薪酬總額為港幣3億2千5百萬元。集團會按僱員的工作能力和表現，給予合適的晉升機會和獎賞，並積極提供各類培訓，使集團在技術及管理上不斷進步。集團將繼續提升僱員的生產力，為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2002年10月11日登記在股東名冊內之股東，本公司將於2002年10月10日星期四及2002年10月11日星期五兩天，暫停辦理股份過戶登記。股息單將於2002年10月21日星期一逕寄各股東。

業務展望

董事會預計集團2002年全年業務將會維持穩健發展。

此致

列位股東

董事會主席
李兆基 謹啟

香港，2002年9月5日

中國業務發展

集團核心業務之長遠發展策略重點是投資內地燃氣項目。隨著中國加入世貿組織，全國經濟發展更趨蓬勃，對潔淨能源之需求將急劇增長。國家現已訂下計劃，致力推廣採用天然氣以改善內地城市空氣素質，集團正配合此環保國策，積極參與國家環保能源重點項目，包括廣東液化天然氣接收站及西氣東輸管道工程等項目。集團參與此兩項國家級能源項目，有助開拓有關區域下游城市用氣市場之發展機遇。集團亦致力洽談投資城市管道燃氣業務，項目遍及華南、華東及華中，進展良好。

本年首八個月，集團成功在內地三個城市落實中外合資項目，為天然氣之輸送作好準備。新合資公司分別位於廣東省珠海市（集團佔75%權益）、江蘇省泰州市（集團佔65%權益）及山東省淄博市（集團佔50%權益）。廣東、江蘇、山東等地區幅員廣大、人口眾多、工商業繁盛，亦規劃未來數年內有天然氣供應，屆時管道燃氣業務將更見蓬勃發展。集團現時在內地共有11個城市管道燃氣合資項目，並會繼續與內地多個城市洽談合作，尋求優質之管道燃氣合資項目。

集團致力加強發展內地能源業務，並於本年2月底成功獲中國對外貿易經濟合作部批准，成立投資性控股公司—港華投資有限公司。該公司已在深圳市註冊成立，負責管理集團在內地之各項投資。

環保能源業務

易高加氣站業務是由集團全資附屬公司經營。直至本年7月底，全港共有九個專用石油氣加氣站，其中四個為易高加氣站，另外已有26個油站加裝石油氣加氣設備，以應付現時16,000部的士及200部小巴之石油氣需求。現時易高加氣站之市場佔有率約為32%，而位於灣仔之易高加氣站剛於8月底開業，預料市場佔有率將可進一步提升。易高加氣站業務為集團帶來穩定之收入。

地產發展項目

集團經研究馬頭角南廠地盤各項發展計劃後，在本年8月2日公布恒基兆業地產有限公司（「恒基地產」）參與該項目之住宅物業發展部分。恒基地產支付予集團港幣380,529,324元，以取得住宅項目銷售所得款項淨額之27%。商場及停車場則由集團全資發展。該地盤將興建五幢住宅樓宇，提供約2千個單位。住宅樓面面積約97萬8千平方呎，項目總樓面面積逾110萬平方呎。發展工程將在短期內展開，預計於2005年落成。

香港中華煤氣有限公司
二零零二年中期報告書

敬啟者：

上半年度業績概況

董事會宣布本集團截至2002年6月30日止六個月內，未經審核股東應佔溢利為港幣17億零4百10萬元，較去年同期輕微增加港幣2百60萬元，增幅為0.2%。

本集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至六月三十日止六個月 2002	 2001
營業額，未計燃料調整費，港幣百萬元計	**3,790.6**	3,691.7
營業額，已計燃料調整費，港幣百萬元計	**3,673.9**	3,713.8
股東應佔溢利，港幣百萬元計	**1,704.1**	1,701.5
每股盈利，港幣仙計	**29.9**	27.6*
每股中期股息，港幣仙計	**12.0**	12.0
*　*經就2002年之十送一紅股作出調整*		
本港煤氣銷售量，百萬兆焦耳計	**14,565**	14,525
於6月30日本港客戶數目	**1,436,984**	1,366,231

經調整過往一年回購股份後，每股盈利為港幣29.9仙，較去年同期增加8.3%。

詳細之財務報表及賬目附註，載於本中期報告書第4至14頁。

購回本公司股份

截至2002年6月30日止六個月內，本公司購回30,219,000股股份，未計其他費用之總代價為港幣290,570,360元。購回本公司股份是董事會為提高股東長遠利益而作出。

2002

中期報告書

煤氣

香港中華煤氣有限公司